UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date August 31, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director

exeter
RESOURCE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

EXETER RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited - prepared by Management)

		June 30, 2006		Dec. 31, 2005
ASSETS				
Current Assets				
Cash and cash equivalents	$	4,932,653	$	7,788,697
Other receivables and prepaid expenses		60,608		30,874
Goods and services tax recoverable		20,592		35,300
		5,013,853		7,854,871
Exploration advances		69,730		38,509
Property, plant and equipment		157,284		118,423
Mineral properties and deferred costs		14,273,613		10,631,943
	$	19,514,480	$	18,643,746
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	860,162	$	390,685
Due to related parties		58,732		164,113
		918,894		554,798
SHAREHOLDERS' EQUITY				
Share capital (Note 2)		29,837,823		27,802,270
Contributed surplus		3,235,059		2,188,160
Deficit		(14,477,296)		(11,901,482)
		18,595,586		18,088,948
	$	19,514,480	$	18,643,746

Nature of business and continued operations (Note 1)

Subsequent events (Note 5)

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited - prepared by Management)

	Three Months ended June 30		Six Months ended June 30	
	2006	2005	**2006**	2005
Administration Costs				
Accounting and audit	**$ 18,981**	$ 19,132	**$ 24,679**	$ 22,222
Administration salaries and consulting	**101,002**	42,515	**194,753**	64,078
Amortization	**8,648**	8,569	**25,180**	14,835
Bank charges	**5,757**	1,453	**9,944**	3,244
Directors Fees	**7,500**	-	**15,000**	-
Investor relations	**135,836**	136,142	**279,902**	214,569
Legal fees	**58,130**	15,081	**101,869**	45,527
Loss on write-off of mineral properties	**401,588**	-	**401,588**	-
Management fees	**135,000**	16,000	**147,000**	40,000
Office and miscellaneous	**9,780**	11,024	**30,020**	16,751
Property examination costs	**52,475**	37,910	**79,268**	63,098
Rent	**7,211**	6,410	**18,201**	17,030
Stock-based compensation (Note 2)	**527,359**	306,882	**1,093,812**	358,814
Stock exchange listing and filing fees	**13,797**	16,802	**24,445**	21,602
Telecommunications	**6,653**	1,181	**9,530**	2,902
Transfer agent	**4,875**	3,020	**12,082**	4,845
Travel and promotion	**117,308**	58,480	**231,967**	114,621
	1,611,900	680,601	**2,699,240**	1,004,138
Interest Income	**(67,785)**	(14,024)	**(123,326)**	(22,013)
Loss before other items	**1,544,115**	666,577	**2,575,914**	982,125
Other items				
Loss on conversion of foreign currencies	**1,919**	(3,085)	**(100)**	(2,732)
Net loss for the period	**1,546,034**	663,492	**2,575,814**	979,393
Deficit at beginning of period	**12,931,262**	8,525,242	**11,901,482**	8,209,341
Deficit at end of period	**$ 14,477,296**	$ 9,188,734	**$ 14,477,296**	$ 9,188,734
Basic & diluted loss per common share	**$ (0.05)**	$ (0.04)	**$ (0.09)**	$ (0.06)
Weighted average number of common shares outstanding	**28,621,583**	17,149,290	**28,541,652**	16,361,089

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months ended June 30		Six Months ended June 30	
	2006	2005	**2006**	2005
OPERATING ACTIVITIES				
Net loss for the period	**$ (1,546,034)**	$ (663,492)	**$ (2,575,814)**	$ (979,393)
Adjustments:				
Amortization	**8,648**	8,569	**25,180**	14,835
Loss on write-off of mineral properties	**401,588**	-	**401,588**	-
Stock-based compensation	**527,359**	306,882	**1,093,812**	358,814
Loss on conversion of foreign currencies	**1,919**	(3,085)	**(100)**	(2,732)
	(606,520)	(351,126)	**(1,055,334)**	(608,476)
Changes in non-cash working capital				
Accounts receivable and prepaid expenses	**8,452**	52,905	**(29,734)**	(21,370)
Goods and services tax recoverable	**(1,750)**	803	**14,708**	3,057
Accounts payable and accrued liabilities	**(53,381)**	23,583	**(8,497)**	37,751
Due to related parties	**(7,605)**	(9,228)	**(119,435)**	(16,180)
	(660,804)	(283,063)	**(1,198,292)**	(605,218)
FINANCING ACTIVITIES				
Issue of share capital for cash	**890,178**	2,329,701	**1,988,641**	2,536,317
Share issue costs	-	(132,588)	-	(158,134)
Share subscription receivable	-	-	-	22,680
Share subscription received in advance	-	(135,000)	-	-
	890,178	2,062,113	**1,988,641**	2,400,863
INVESTING ACTIVITIES				
Exploration Activities				
- Accounts payable and accrued liabilites	**16,255**	41,344	**477,974**	163,575
- Due to related parties	**8,704**	10,839	**14,050**	(40,006)
- Exploration advances	**58,308**	(8,505)	**(31,220)**	(22,739)
Acquisition costs of property, plant and equipment	**(25,093)**	(21,064)	**(90,022)**	(24,050)
Deferred exploration costs, net of amortization and property examination costs	**(2,447,513)**	(951,568)	**(4,017,275)**	(1,810,003)
	(2,389,339)	(928,954)	**(3,646,493)**	(1,733,223)
(Loss) on conversion of foreign currencies	**(1,919)**	3,085	**100**	2,732
INCREASE (DECREASE) IN CASH	**(2,161,885)**	853,181	**(2,856,044)**	65,154
CASH AT BEGINNING OF PERIOD	**7,094,538**	1,670,846	**7,788,697**	2,458,873
CASH AT END OF PERIOD	**$ 4,932,653**	$2,524,027	**$ 4,932,653**	$2,524,027

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS
(unaudited - prepared by Management)

	La Cabeza Project	CVSA Properties	Chile	Other	Six Months Ended June 30 2006	2005
DEFERRED EXPLORATION COSTS						
Assays	$ 106,288	$ 27,789	$ 1,986	$ -	**$ 136,063**	$ 229,095
Consultants & contractors	174,595	7,658	-	-	**182,253**	36,687
Drilling	1,300,851	438,486	-	-	**1,739,337**	428,293
Engineering	41,284	-	-	-	**41,284**	89,956
Environmental	10,193	5,286	-	-	**15,479**	$ 18,194
Field Camp	172,140	40,477	37,237	792	**250,646**	123,392
Geological	133,985	69,483	119,339	48,393	**371,200**	297,650
Geophysical	3,011	5,183	-	-	**8,194**	28,984
Hydrology	23,506	-	-	-	**23,506**	8,609
IVA tax	309,152	108,012	-	-	**417,164**	116,467
Legal and title	73,859	72,801	1,590	3,044	**151,294**	17,762
Field Administration	29,519	46,588	10,981	1,494	**88,582**	85,472
Metallurgical	23,031	-	-	-	**23,031**	95,126
Travel	103,685	86,457	48,482	22,909	**261,533**	179,850
Wages and Benefits	243,866	98,665	67,617	2,636	**412,784**	150,830
	2,748,965	1,006,885	287,232	79,268	**4,122,350**	1,906,367
Property examination costs	-	-	-	(79,268)	**(79,268)**	(63,098)
TOTAL DEFERRED COSTS INCURRED DURING THE PERIOD	2,748,965	1,006,885	287,232	$ -	**4,043,082**	1,843,269
BALANCE OF COSTS, BEGINNING OF PERIOD	4,976,745	2,128,177	-	109,754	**7,214,676**	3,025,868
	7,725,710	3,135,062	287,232	109,754	**11,257,758**	4,869,137
Write-off of costs	-	$ (54,297)	-	(109,295)	**(163,592)**	-
PROPERTY ACQUISITION COSTS	3,025,875	128,572	-	$ 25,000	**3,179,447**	786,472
TOTAL ACQUISITION AND DEFERRED EXPLORATION COSTS	$ 10,751,585	$ 3,209,337	$ 287,232	$ 25,459	**$ 14,273,613**	$ 5,655,609

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the "Company") is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of the amount recorded for mineral properties and deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and upon future profitable production or disposition of such reserves.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company's consolidated financial statements for the year ended December 31, 2005, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	June 30, 2006		December 31, 2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Balance, beginning of period/year	**27,845,763**	**$ 27,802,270**	15,356,387	$ 14,078,259
Issued during the period/year for:				
Cash	**1,627,334**	**1,988,641**	9,944,876	11,455,450
Property	-	-	2,500,000	2,500,000
Finders Fee	-	-	44,500	57,850
Contributed surplus allocated	-	**46,912**	-	76,306
Share Issue costs	-	-	-	(365,595)
Balance, end of period/year	**29,473,097**	**$ 29,837,823**	27,845,763	$ 27,802,270

Transactions for the Issue of Share Capital
During the Six Months ended June 30, 2006

a) The Company issued 167,000 shares at a price of $0.22 per share, 50,000 shares at a price of $1.00, and 40,000 shares at a price of $1.08 for a total consideration of $ 129,940 pursuant to the exercise of stock options.

b) The Company issued 1,345,334 shares at a price of $1.35 and 25,000 shares at a price of $1.70 per share for a total consideration of $1,858,701 pursuant to the exercise of share purchase warrants.

In addition, an amount totalling $46,912 representing stock-based compensation recognized on the exercise of the above stock options was allocated to share capital.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the "Plan"), the essential elements of which are as follows: Following the amendment to the Plan approved by the shareholders on May 10, 2006 the aggregate number of shares issuable pursuant to options granted under the plan may not exceed 5,893,119. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of options granted under the Plan as of June 30, 2006 and December 31, 2005, and changes during the period/year then ended, is as follows:

	June 30, 2006		December 31,2005	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year/period	**4,949,750**	**$1.15**	2,714,750	$0.93
Forfeited/Cancelled	**(156,000)**	**1.20**	(405,625)	1.14
Granted	**880,000**	**2.22**	2,976,000	1.31
Exercised	**(257,000)**	**0.51**	(335,375)	0.73
Options outstanding end of period/year	**5,416,750**	**$1.35**	4,949,750	$1.15

At June 30, 2006, the Company had outstanding stock options to acquire 5,416,750 shares as follows:

Number of Options Outstanding	Number of Options Exerciseable	Price	Expiry Date
75,000	75,000	$ 1.00	October 8, 2006
100,000	100,000	$ 1.30	December 30, 2006
305,000	305,000	$ 0.41	August 15, 2008
1,123,000	1,123,000	$ 1.08	January 21, 2009
10,000	10,000	$ 1.41	April 7, 2009
3,750	3,750	$ 0.85	June 21, 2009
325,000	325,000	$ 1.20	March 21, 2010
300,000	300,000	$ 1.20	April 5, 2010
435,000	435,000	$ 1.12	July 7, 2010
400,000	400,000	$ 1.10	August 19, 2010
180,000	75,000	$ 1.17	October 5, 2010
260,000	260,000	$ 1.20	October 25, 2010
1,020,000	972,500	$ 1.59	December 30, 2010
175,000	175,000	$ 1.79	February 3, 2011
165,000	165,000	$ 2.01	March 2, 2011
200,000	200,000	$ 2.39	March 11, 2011
290,000	290,000	$ 2.52	May 3, 2011
50,000	25,000	$ 1.89	June 13, 2011
5,416,750	5,239,250		

Stock-based compensation:

The fair values of options vested during the three months ended June 30, 2006 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected Annual Volatility	66.42%
Risk-free interest rate	4.14%
Expected Life	4 years
Expected dividend yield	0 %

Stock-based compensation recognized, on the vesting of stock options granted, in the quarter totalling $527,359 was allocated to contributed surplus.

Warrants:

At June 30, 2006 the Company had outstanding share purchase warrants exercisable to acquire 3,977,916 shares as follows:

Number	Exercise Price	Expiry Date
991,000	$1.35	November18, 2006
2,986,916	$1.70	December 21, 2006
3,977,916		

3. RELATED PARTY TRANSACTIONS

a) Exploration and consulting fees totalling $122,000 (2005 - $72,000) and $10,500 (2005 - $10,500) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b) Legal fees of $78,646 (2005 – $84,548) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c) Exploration and development fees of $119,338 (2005 – $58,425) were paid or accrued to a corporation controlled by the Vice-President, Exploration.

d) Management fees of $98,000 (2005 – $48,000) were paid to a corporation controlled by the Chairman of the Company.

e) Management fees of $60,000 (2005 – $27,500) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

4. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

June 30, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 4,470,106	$ 462,547	$ -	$ 4,932,653
Other current assets	71,621	60,609	18,700	$ 150,930
Property, plant and equipment	84,543	72,741		$ 157,284
Mineral properties and deferred costs		13,986,381	287,232	$ 14,273,613
	4,626,270	14,582,278	305,932	19,514,480
Current Liabilities	(185,927)	(732,967)	-	(918,894)
	$ 4,440,343	**$ 13,849,311**	**$ 305,932**	**$ 18,595,586**
December 31, 2005	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,692,285	$ 96,412	$ -	$ 7,788,697
Other current assets	80,169	24,514	-	104,683
Property, plant and equipment	51,963	66,460	-	118,423
Mineral properties and deferred costs	-	10,631,943	-	10,631,943
	7,824,417	10,819,329	-	18,643,746
Current Liabilities	(350,951)	(203,847)	-	(554,798)
	$ 7,473,466	$ 10,615,482	$ -	$ 18,088,948

5. Subsequent Events

The Company issued 17,375 shares at a price of $1.70 per share for a total consideration of $29,537 pursuant to the exercise of share purchase warrants.

6. SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not incur any non-cash financing or investing activities in the second quarters of 2005 or 2006.

7. COMMITMENTS

The company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant.

8. CONTRACTUAL OBLIGATIONS

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on explorations results and can be cancelled at any time, if explorations results so warrant. Existing financial commitments are summarized in the tables below:

	Payments Due by Period (000's)				
Cash Payments	Total	Less than 1 year	1-3 Years	4-5 years	After 5 Years
Office Leases	$ 393	$ 52	$ 158	$ 149	$ 34
Cognito-La Cabeza	519	52	117	117	233
MRP Properties	415	20	55	90	250
Total	**$ 1,327**	**$ 124**	**$ 330**	**$ 356**	**$ 517**
Property Expenditures	**Expenditures Due by Period (000's)**				
CVSA	$ 371	$ -	$ -	$ 371	$ -
Maricunga	2,676	120	816	1,740	-
Total	**$ 3,047**	**$ 120**	**$ 816**	**$ 2,111**	**$ -**

exeter

RESOURCE CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED

JUNE 30, 2006

Conversions	
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
km	kilometre
1 kilometre	.62 miles
1 metre	3.28 feet

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 23, 2006

REPORT ON OPERATIONS

Operations

During 2002, the Company focused on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the La Cabeza project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A., led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its La Cabeza project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited and Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A.



Paraguay
Brazil
Argentina
Maricunga
Quispe
El Salado
Rosarita
Mendoza
Santiago
Uruguay
Buenos Aires
La Cabeza
Milagros
Chile
Rio Negro
Chubut
Lonco Tropial
Exeter Properties
epithermal gold
porphyry gold-copper
Cochrane
Verde
Cerro Puntudo
Cerro Moro
exeter

A summary of the Company's mineral properties follows:

SUMMARY OF PROJECTS

Rights Aquired	Properties	Land Area (sq. km)	Paid to Date	Future Commitments
Option for 100%	La Cabeza - 7 concessions	100	4,100,000 shares plus US $80,000	- cash payments totalling US$ 445,000 to Dec. 15, 2014 - 3.5% NSR
Option for 100%	CVSA Properties Cerro Moro, Cerro Puntudo, Verde, Santa Cruz, Chubut, Rio Negro - 25 concessions	1,047	US $100,000	- exploration expenditures totalling US$ 3,000,000 to Dec. 30, 2009 - 2% NSR
Option for 100%	Northern Chile Maricunga Property	30	Nil	- expenditure totalling US$ 2.55 m to January 31, 2011 - 3.0 % NSR
Data	Southern Chile - 48 Targets	N/A	Nil	Nil
Option for 100%	MRP Properties Agua Nueva, Rosarita South, La Ramada - 45 concessions	312	$25,000	- cash payments totalling $415,000 to October 1, 2015 - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 5 concessions	67	1,000,000 shares	- 2% NSR

PRINCIPAL PROJECT

ARGENTINA
La Cabeza – Mendoza

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited ("Cognito"), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited ("Rowen") and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty ("NSR") in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totalling US$80,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development ("AMD"), who spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The La Cabeza mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of

diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a "qualified person" ("QP") as described in the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101"), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were "inferred resources" as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 grams per tonne ("g/t") cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Robert Harley, Exeter's Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter's Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development ("AMDAD") of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on the Company's website at www.exeterresource.com, or on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed La Cabeza development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd ("Sandercock"), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company's website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and are ongoing. The discovery drilling program is designed to increase available resources at the project, while confirmation drilling will lift resources categorized as "inferred" to the "indicated" or "measured" categories.

Resource Estimates and Development Studies

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield ("H&S"), of Sydney, Australia, to provide an independent estimate of gold resources at La Cabeza. The report estimated an "indicated resource" at La Cabeza of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an "inferred resource" of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the "indicated resource" was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the "inferred resource" was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

Indicated and Inferred Resources

Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Indicated (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	**6,200,000**	**2.0**	**390,000**
Inferred (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	**12,100,000**	**1.3**	**500,000**
Indicated (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	**3,500,000**	**3.0**	**330,000**
Inferred (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	**4,800,000**	**2.2**	**340,000**

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging ("MIK") methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of AMDAD of Brisbane, Australia. The revised resources were estimated using an additional 67 holes, totalling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilizing a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results of current drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent on some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the "carbon in leach" ("CIL") circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at La Cabeza is "free" or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

Other than semi-autogenous grinding test work, only limited work has been conducted on process aspects in 2006. With some 70 additional diamond drill holes available since the last program, it is intended to carry out a new intercept analysis for the various project zones and then plan additional grinding test work, leach tests on lower grade intersections, and flotation test work. Sample collection is expected to start in August for a program that will continue until the end of the year.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter's Argentina staff geologists were used by Vector Chile Limitada ("Vector") to carry out a "first pass" evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits.

One of the key tasks remaining is to start to assemble the considerable and growing database of measurements into a geo-referenced three-dimensional geotechnical model that can be overlaid with the geological and block models. An expert engineering geologist contracted to review the data and make the necessary interpretations is expected to commence work on site in August.

Conceptual Mine Design

AMDAD used specialized software to develop conceptual open pits based upon current costs and Vector's geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon H&S resource estimates. AMDAD's report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

No further work was conducted during the quarter.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs is US$5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, an expanded transmission capacity to 132Kva to allow for possible increased throughput and the best cost-offset options for the early production years.

During the quarter, a brief for a study into technical and cost details for power supply was drafted on the basis of the expanded throughput now expected at La Cabeza.

Water Supply

A San Juan, Argentina water consultant ("FUUNSAJ") has carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites are potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilito) and Exeter have examined water quality for drinking water supplies. The water is slightly, to moderately, saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

During the quarter, the Manantial Mandibula water testing program was scaled down to a more conventional program of drilling and testing 10 standard RC holes cased with 90mm diameter steel pipe. Pump tests will be made using the air-lifts driven from the drilling rigs' compressor, rather than by using a submersible pump and generator.

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* The use of the term "ore" is in the context of the common mining expression "waste to ore ratio" or "stripping ratio" and is not intended to imply that the inferred resources used in this study have any economic status as "ore" as defined in NI 43-101 and the relevant CIM guidelines.

If and when a permanent bore field is installed, the 10 holes will be used as monitoring piezometers. Revised quotes for the water testing program have been requested from the contractors.
The program has been delayed by these changes and, in the past, by the difficulties in negotiating licence approvals. At least two contractors in Mendoza appear to have suitable machines coming available and a start to the water testing program in the third quarter now appears practical.

A total of 355 existing drill holes were selected to measure the static water level utilising a water level meter. Of the total number of drill holes selected, only 155 were found to be open and were measured.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

During 2005, Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a "first pass" basis fall within the range expected for a project of this size.

No further work was conducted during the quarter.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

No work was conducted during the quarter.

Engineering Consultants

Ausenco Limited of Brisbane, Australia ("Ausenco"), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter's directors to conduct the current resource expansion drilling program.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at La Cabeza. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels. During the quarter, Ausenco was requested to prepare further costing for increased throughput scenarios at La Cabeza.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the "Soil Potential Study" in the project area and surrounds. The detailed nature of this campaign also allows Cunsultores Independientes Socio Ambientales (CISA) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA has been requested to expand their program to carry out a parallel program of water and limnology sampling in the winter period.

During the quarter, the CISA "Land Use Study" of the Project area continued, focusing on final sample collection and conducting workshops to verify previously collected data and to display the preliminary study results to the

local population. Work by CISA on the "Social Study" concentrated on the analysis and compilation of data and commencement of the final report. The CISA work included a series of "Focus Meetings" in April at La Salinilla, Agua Nueva and Agua Escondida. Another series of meetings is planned. In addition to the "Focus Meetings", the same group held three Community meetings to update knowledge about the project at the three communities. The final report on the baseline studies is now being drafted.

As part of Mining Day in Argentina, a number of activities were arranged by the local government, community and technical college in Malargüe for Friday the 5th of May. Representatives from Exeter manned a booth and explained our current and proposed operations to interested members of the local community. The Company also gave a presentation "Exeter Supporting the Sustainable Development of Malargüe".

Second Quarter 2006 Exploration Activity

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. The timing of the final feasibility study and the environmental impact assessment ("EIA") study are dependent on completion of the current drilling programs and subsequent resource calculations scheduled to be conducted by H&S in early 2007. In addition to a hydrological program, an expanded geotechnical program will be conducted in 2006 to better define open pit design criteria.

More detailed information on the resource and development studies can be obtained on the Company website: www.exeterresource.com.

Drilling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout the second quarter 2006. During the quarter 147 holes for 6,175 metres were drilled. The ongoing program currently employs four drill rigs as follows:

(i) a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;

(ii) a UDR 200 diamond rig commenced work on the project in May;

(iii) a mobile reverse circulation/rotary airblast ("RAB") rig imported from Australia, to systematically test targets below extensive sand cover, including targets delineated by the structural study; and

(iv) a UDR 650 multipurpose reverse circulation percussion ("RC") diamond drill rig for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

Drilling this quarter included 29 diamond holes, for a total of 3,413 metres, and 7 RC holes, for a total of 1,049 metres. Drilling concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna, the Central Vein Zone (Mercedes, Labio East) and the Mandibula Zones. On the Cuello East and Cuello West Zones drilling continues to delineate the lateral extent of the new mineralized veins.

The Cuello West veins are sand covered and located 75 to 125 metres west of the main Cuello vein. Based on current and previous drilling intercepts, the vein system has a minimum length of 150 metres and appears to be open to the north, south and at depth. The Cuello East veins are located 100 metres east of the main Cuello vein and were drilled on two section lines separated by 25 metres. Results from five holes at Cuello were released and included a hole to test the easternmost veins which returned an intercept of 5 metres at a grade of 6.2 g/t gold and 104 g/t silver. Separately, three holes drilled to test the westernmost Cuello veins returned intercepts of 1 metre at a grade of 30.5 g/t gold, 3.8 metres at a grade of 3.5 g/t gold, and 6 metres at a grade of 2.8 g/t gold. Additional drilling was conducted to test extensions to both the Cuello East and West veins. The Cuello East and West veins have the potential to increase the gold resource and enhance project economics as the mineralization would fall within preliminary designs for a Cuello open pit.

Results from drilling on the northwestern extensions of the previously defined mineralized zone at Luna were received. These results are in addition to the rotary air blast drilling discovery that located mineralization some 200 metres south of the main Luna Zone at a depth of 20 metres beneath sand cover. Five RC drill holes include near surface intercepts of 6 metres at a grade of 2.7 g/t gold, 3 metres at a grade of 5.5 g/t gold and 3 metres at a grade of 3.3 g/t gold. Additional drilling was conducted on the northwestern extensions and under sand cover to examine continuity with the northwestern zone. Results are awaited.

Drilling on the Ojo Zone concentrated on testing the periphery of the defined zone. Indications are that mineralization continues to the south-east. Drilling will continue into the next quarter.

Drilling continued in the Central Vein Zone, and drill hole LCP-213 discovered a hidden high-grade vein intersecting 3 metres at a grade of 24.0 g/t gold. The vein is interpreted to be sub-parallel to the known high grade veins that constitute the Central Vein Zone and remains untested over a minimum potential strike length of 150 metres. Drill hole LCD-111 confirmed the interpreted southerly plunge of known high-grade mineralization in the area, intersecting 1.0 metre grading 64.1 g/t gold at a down hole depth of 77.8 metres. Drill hole LCP-213 similarly confirmed the structural plunge, intersecting 3 metres of vein grading 15.8 g/t gold at a down hole depth of 45 metres.

Diamond drilling was focused on the Mandibula Zone, testing extensions delineated by channel sampling over an 80 metre strike length to the south of the zone included in the resource estimate announced in July 2005. Results for nine drill holes comprising eight diamond and one reverse circulation percussion hole were announced during the quarter. Preliminary assay results included drill intercepts from LCD-106 with 24.3 metres at a grade of 1.9 g/t gold, LCP217 with 24 metres at a grade of 1.6 g/t gold, LCD104 with 20.9 metres at a grade of 1.5 g/t gold and LCD-101 with 15.6 metres at a grade of 1.5 g/t gold. To date the drilling has confirmed the continuity of mineralization along 250 metres of strike, with five of the nine holes located outside of the 2005 preliminary conceptual open pit. A further nine holes were drilled and results are awaited.

Rotary air blast drilling during the quarter comprised 111 holes for 1,713 metres.

OTHER PROJECTS

CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. ("CVSA") to acquire all of CVSA's exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling, on any of the four major projects. CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter's share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	8 properties	333 sq km
Chubut properties	10 properties	132 sq km
Rio Negro properties	3 properties	120 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted during the quarter ended June 30, 2006 on all three projects.

In January and December 2005 and in May 2006 a number of the properties were considered to be low priority targets and were returned to CVSA. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 25 properties covering 11 projects remain under the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro

projects. Following that work, and given the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. The agreement also includes the Calandria and Azul properties in Santa Cruz Province.

Cerro Puntudo Project – Santa Cruz Province
The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted, to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation (RC) drill holes, drilled to down-hole depths of 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres. The recent drill program included 13 holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth, drilling on the Quebrada Zone appears to close economic tenor mineralization with depth.

At the Rico Zone reverse circulation hole CPRC-61 intersected 12 metres at a grade of 4.4 g/t gold, including 1 meter at a grade of 11.2 g/t gold and an additional 1 meter grading 34.1 g/t gold. Hole CPRC-62 located 40 metres to the north east intersected 15 meters at a grade of 3.3 g/t gold and 13 g/t silver. Both holes were collared on the northern flank of Cerro Puntudo and intersected the mineralized zone 150 meters beneath the outcropping structure on the ridge.

At the Quebrada North Zone hole CPRC-64 intersected 9 meters grading 3.9 g/t gold and 8 g/t silver. This hole intersected the mineralized structure 120 metres down dip from the outcropping vein, 45 meters beneath hole CPRC-50 which produced 9 meters grading 10.3 g/t gold and 39 g/t silver.

Cerro Moro Project – Santa Cruz Province
The 157 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration to date at Cerro Moro has defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres. Some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacings were in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, were also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can "see" many of the known veins at Cerro Moro. A full magnetic survey was initiated in 2006 to test a broader area of the property. The survey continued through the second quarter and is expected to be completed by final quarter, 2006.

During the second quarter 2006, the Company drilled 1,037 metres in 20 holes on the Carla, Dora, Deborah and Esperanza veins. The drilling discovered the high grade gold-silver Carla vein in a new zone situated 2.5 kilometres from previous drilling on the property. Reverse circulation drill hole CMRC-45 intersected 10 metres at a grade of 15.4 g/t gold and 981 g/t silver. Included in the intercept was 2 metres at a grade of 43.6 g/t gold and 2,293 g/t silver. The vein intersected by CMRC-45 was not readily apparent in outcrop and opens up potential for further discoveries in this part of the property. Two other holes, CMRC-43 and CMRC-44, located 75 metres to the east of CMRC-45 also identified veining that could represent a faulted extension to the new vein. CMRC-53 tested the Deborah vein and intersected 14 metres at a grade of 3.0 g/t gold and 61 g/t silver. CMRC-57 tested the Esperanza

vein, intersecting 3 metres at a grade of 4.0 g/t gold and 323 g/t silver. The Deborah vein remains open at depth and to the south west. The Esperanza vein remains open at depth and to the north west.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter's exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey were completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

During the second quarter 2006 the Company drilled 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. Drill hole VRC-21 in the North Vein Zone provided the best intersection, intersecting silver mineralization over the 52 metre length of the hole at a grade of 67 g/t silver and 0.075 g/t gold. The last metre of the drill hole returned 75 g/t silver and 0.076 g/t gold within andesite. The best individual vein intercept in the North Vein Zone was from another drill hole, VRC-40, that intersected 4 metres at 219 g/t silver. In the South Vein Zone, located 2 kilometres south of the North Vein Zone, six veins were drilled. The best two veins returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver, respectively.

CHILE PROJECTS

Southern Chile

During the quarter Exeter terminated the agreement signed in March 2005 with Rio Tinto Mining & Exploration Limited ("Rio Tinto"). The Agreement granted the Company the right to Rio Tinto owned exploration data covering gold opportunities identified by it in an 800 square kilometre area of southern Chile. Results from Exeter exploration conducted during the summer field season were disappointing and no further work was recommended within the area of interest subject to the agreement.

Exploration in the region resulted in an application for title being made over the Confluencia prospect which is located well outside the area covered by the Rio Tinto agreement. Field work will commence next season.

During the quarter, Exeter announced that it had signed another agreement with Rio Tinto covering an additional 48 targets in Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying Exeter of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property. Compilation of the data acquired from Rio Tinto is currently in progress.

Northern Chile - Maricunga Property

In 2005, the Company entered into an agreement with Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. ("Anglo American") over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data were acquired for Caspiche and are currently being reprocessed. Exploration, including geochemical sampling and prospecting were conducted through the field season. This work resulted in early reversion of five of the seven properties to Anglo American and allows Exeter to focus on two most favourable properties, jointly referred to as the Caspiche project. Work on the Caspiche project has suggested that geophysical surveys could be undertaken in the final quarter, 2006 to delineate

potential high sulphidation gold targets under cover. Drilling is projected for first quarter, 2007 with the Caspiche iii portion of the property considered to be a priority target area.**ARGENTINA**

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited ("Estelar"), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar's shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. Following negative exploration results and unsuccessful attempts to joint venture projects, Exeter excluded the Llanos Ricos and Dolores projects, and titles peripheral to the major potential areas of El Salado, Quispe and Rosarita from our agreement. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery colour anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid's Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint ventured to Intrepid Minerals Corp. ("Intrepid"), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata ("MRP"), a private, arm's length Argentine company.

The option agreement requires payments totalling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Property Description

Agua Nueva (La Cabeza North) – Mendoza Province

The Agua Nueva property covers an area of 266 square kilometres that adjoins the Company's La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of La Cabeza, defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at La Cabeza. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the La Cabeza mineralization. No work was conducted during the quarter. It is proposed that exploration be escalated during the next quarter to evaluate the potential of the properties.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South – San Juan Province

The Rosarita South property, located immediately south of the Rosarita Project, covers an area of 42.8 square kilometres. The geology is favourable to host gold occurrences similar to the Casposo gold-silver property, owned by Intrepid to the north. Sampling has revealed support for possible subsurface gold mineralization on the property. Rosarita South will be assessed in conjunction with Rosarita.

SHARE CAPITAL

The Company began 2006 with 27,845,763 shares outstanding and ended the period with 29,473,097 shares outstanding. During the period, the Company received total net proceeds of $1,988,641 from the exercise of warrants and options, and issued a total of 1,627,334 common shares.

	Warrants Exercised	Options Exercised	Totals
Shares Issued	1,370,334	257,000	1,627,334
Net Proceeds	$1,858,701	$ 129,940	$1,988,641

Subsequent to June 30, 2006 the Company issued shares pursuant to the exercise of warrants as follows:

	Warrants Exercised	Totals
Shares Issued	17,375	17,375
Net Proceeds	$29,537	$29,537

As of the report date the Company had 29,500,472 shares outstanding.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The interim consolidated financial statements (the "Interim Financial Statements") for the six month period ended June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Interim Financial Statements and the Company's audited consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with those statements.

Second Quarter ending June 30, 2006

The Company's exploration program in Argentina continued with $1,490,052 and $856,234 invested in the La Cabeza and CVSA properties respectively, as the Company continued to advance these projects. Expenditure on other Argentine projects totalled $51,707, and $118,257 was spent in Chile, for total exploration expenditures of $2,478,427 during the quarter.

The Company posted a loss of $1,546,034 for the quarter. Stock based compensation costs of $527,359, recognizing the vesting, during the quarter, of options granted as incentives to employees and consultants were included in the loss. Other significant expenditures during the quarter include $401,488 on write-offs of mineral properties following the Company's assessment that explorations results from certain properties held under the CVSA agreement and properties acquired by Estelar from AMD did not have sufficient exploration potential; $135,836 on investor relations and $117,308 on travel and promotion as the Company continued to develop its investor base in Europe and North America; and $101,002 on administration salaries and consulting as the Company's activity levels have increased resulting in additional employees being engaged and $135,000 on management fees mainly as a result of bonuses paid to officers of the Company.

Second Quarter to First Quarter 2006

Increased activity in the Company's exploration program in Argentina saw exploration expenditures increase by $904,000 in the second quarter 2006 mainly due to increased drilling activities on the CVSA properties.

The increased loss in the second quarter of $516,254 is attributable principally to mineral property write-offs of $401,588, increased management fees of $123,000 due to the payment of bonuses totalling $100,000 to certain officers of the Company.

Second Quarter Ended June 30		**2006**		**2005**		**2004**
Interest income	$	67,785	$	14,024	$	13,110
Foreign exchange losses		(1,919)		(3,085)		(14,193)
Write off of mineral Properties		401,588		-		10,868
Loss		1,546,034		663,492		230,616
Basic and diluted loss per common share		(0.05)		(0.04)		(0.02)
As at		**30-Jun-06**		**31-Mar-06**		**31-Dec-05**
Working capital	$	4,094,961	$	6,355,559	$	7,338,582
Total assets		19,514,480		19,679,005		18,643,746
Total liabilities		918,892		954,920		554,798
Share capital		29,837,823		28,932,027		27,802,270
Deficit		(14,477,294)		(12,931,262)		(11,901,482)

Second Quarter 2006 and Second Quarter 2005

Following the completion of a $7.7 million capital raising in December 2005 the Company continued to increase its activity levels resulting in a significant increase in both administration and exploration expenditures in the 2nd Quarter 2006 over the same period in the prior year.

Deferred exploration costs rose by $1,484,945 reflecting expenditures on increased drilling programs at La Cabeza, the CVSA properties and exploration activities in Chile.

The loss for the second quarter of 2006 was approximately $883,000 higher than the second quarter of 2005 however there are significant fluctuations in expenditures. Significant changes in expenditure are as follows: write-offs of mineral properties in 2006 $401,588, travel and promotion increased by $59,000 in 2006 as the Company continued to develop its investor base in Europe and North America; legal fees increased by $43,000 in 2006, mainly due to increased corporate activities; administration and office expenses increased by $298,000 relating to increased administration workloads; and stock based compensation increased by $220,000 due to increased numbers of stock options granted in 2006 and an increase in the fair value of the options granted.

Comparison to Prior Quarterly Periods

	$ 000's							
	2006		2005				2004	
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Interest	68	56	11	8	14	8	11	13
Net loss from operations	1,544	1,032	1,956	759	667	316	453	240
Administration Expenditures	630	495	616	299	336	247	410	167
Stock based compensation	527	566	1,159	368	307	52	52	55
Property examination costs	52	27	192	100	38	25	2	31
Mineral property write-offs	402	-	-	-	-	-	-	-
Deferred exploration costs	2,461	1,582	1,279	1,066	976	867	757	675
Basic and diluted loss/share	$ 0.05	$ 0.04	$ 0.10	$ 0.04	$ 0.04	$ 0.02	$ 0.03	$ 0.02

Administration expenditures are calculated by removing interest, stock based compensation, mineral property write-offs and property examinations costs from the net loss from operations. The loss from operations reflects the write-off of mineral properties and the stock based compensation expenses which fluctuate from quarter to quarter. Administration expenditures have generally increased each quarter mainly due to the increase in the Company's level of activity requiring increased personnel, business development expenditures, and the costs associated with the increase in activities. Stock based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents at June 30, 2006 totalled $4,932,653 compared to $7,788,697 at December 31, 2005 and $2,458,873 at December 31, 2004. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used to fund planned exploration programs and for general corporate purposes. The Company will be required to raise additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

CONTRACTUAL OBLIGATIONS

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on explorations results and can be cancelled at any time, if explorations results so warrant. Existing financial commitments are summarized in the tables below:

	Payments Due by Period (000's)				
Cash Payments	Total	Less than 1 year	1-3 Years	4-5 years	After 5 Years
Office Leases	$ 393	$ 52	$ 158	$ 149	$ 34
Cognito-La Cabeza	519	52	117	117	233
MRP Properties	415	20	55	90	250
Total	**$ 1,327**	**$ 124**	**$ 330**	**$ 356**	**$ 517**
Property Expenditures	**Expenditures Due by Period (000's)**				
CVSA	$ 371	$ -	$ -	$ 371	$ -
Maricunga	2,676	120	816	1,740	-
Total	**$ 3,047**	**$ 120**	**$ 816**	**$ 2,111**	**$ -**

RELATED PARTY TRANSACTIONS

In the second quarter 2006, the Company made payments to directors or officers or to companies controlled by them for directors fees, management consulting services, exploration services and legal fees in the amount of $316,920 (2005 - $ 164,726).

RISKS

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no current production of minerals. All of the Company's properties are currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels and consequently the Company requires various approvals to conduct operations. The Company expects that it will be able to obtain the necessary permits to conduct it's operations, however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company's Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml

OUTLOOK

Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue in order to better define and raise the confidence level of the known resource. Drilling of extensions and targets that represent possible new discoveries on the property will also continue with a view to significantly expanding the known gold resource.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo, Verde and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on "company maker" opportunities. In Chile the Company will continue to evaluate properties held under agreements with Anglo American and Rio Tinto.

PROPOSED TRANSACTIONS

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management's judgement in respect of the following relevant matters:

(i) mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii) contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies during the three month period ended June 30, 2006.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

The disclosures and information contained in this report have been prepared by the management of the Company. Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

The financial information presented in this MD&A is taken from the Company's consolidated financial statements were prepared in accordance with Canadian GAAP for the period ended June 30, 2006. The Company reconciles its consolidated financial statements to US GAAP on an annual basis.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission ("SEC") permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as "inferred resource", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Form 52-109F2 *Certification of Interim Filings*

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Exeter Resource Corporation (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2006

"Bryce Roxburgh"

____

Bryce Roxburgh
Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Exeter Resource Corporation (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2006

"Cecil Bond"

Cecil Bond
Chief Financial Officer